UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

_______________________

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

30 W. 4th Street

Cincinnati, Ohio 45202

Tel: (513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

F. Mark Reuter

Allison A. Westfall

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

December 13, 2022

(Date of Event which Requires Filing of this Statement)

_______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Color Up, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,624,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,624,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON OO (Limited liability company)

1	NAMES OF REPORTING PERSONS Manuel Chavez, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Stephanie Hogue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Jeffrey Osher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS HSCP Strategic III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

This Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2021, Amendment No. 2 filed on October 12, 2021, Amendment No. 3 filed on November 8, 2021, Amendment No. 4 filed on November 9, 2021, and Amendment No. 5 filed on August 26, 2022 (collectively, the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Mobile Infrastructure Corporation, a Maryland corporation formerly known as The Parking REIT, Inc. (“Mobile” or the “Company”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                 Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following:

Agreements Related to the Reporting Persons’ Common Stock

Entry Into the Merger Agreement with Fifth Wall Acquisition Corp. III

On December 13, 2022, the Company entered into an agreement and plan of merger (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “FWAC”), Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC (“Merger Sub”), and the Company. The Merger Agreement provides for, among other things, the following transactions: (i) FWAC will transfer by way of continuation from the Cayman Islands to the State of Maryland and will domesticate by means of a corporate conversion (the “Domestication”) to a Maryland corporation (“Surviving Pubco”); and (ii) following the Domestication, (A) Merger Sub will merge with and into the Company in accordance with the MGCL (the “First Merger”), with the Company continuing as the surviving entity (the “First-Step Surviving Company”) and (B) immediately following the effectiveness of the First Merger, the First-Step Surviving Company will merge with and into Surviving Pubco in accordance with the MGCL (the “Second Merger” and, together with the First Merger, the “Mergers”), with Surviving Pubco continuing as the surviving entity (the “Second-Step Surviving Company”).

In connection with the Company’s entry into the Merger Agreement, the Company filed a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2022 (the “8-K”).  The descriptions in this Statement of the Merger Agreement, the Mergers and matters related thereto are not complete and are qualified in their entirety by reference to the 8-K and the exhibits filed therewith.

Color Up Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Color Up, LLC, a Delaware limited liability company (“Color Up”) entered into a lock-up agreement (the “Lock-up Agreement”) with FWAC. Pursuant to the Lock-up Agreement, Color Up agreed, among other things, that their shares received as MIC Common Stock Merger Consideration (as defined in the Merger Agreement) may not be transferred until, subject to certain customary exceptions, the earlier to occur of (a) six (6) months following Closing (as defined in the Merger Agreement) and (b) the date after the Closing on which FWAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of FWAC’s shareholders having the right to exchange their equity holdings in FWAC for cash, securities or other property.

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A copy of the form of Lock-up Agreement is filed with this Statement as Exhibit 1 and is incorporated herein by reference. The foregoing description of the form of Lock-up Agreement is not complete and is qualified in its entirety by reference to the form of Lock-up Agreement filed herewith, which is incorporated by reference herein.

            Color Up Support Agreement

Concurrently with the execution of the Merger Agreement, FWAC and Color Up entered into an agreement (the “Color Up Support Agreement”) pursuant to which Color Up agreed to vote its Company shares (i) in favor of the Mergers and the transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn a meeting of the Company stockholders at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to adopt the proposals described in clause (i) above or if there are not sufficient shares of the Company’s common stock present in person or represented by proxy to constitute a quorum, (iii) against any Company Acquisition Proposal (as defined in the Merger Agreement), (iv) subject to certain exceptions, in any circumstances upon which a consent or other approval is required under the Company’s charter or otherwise sought with respect to the Merger Agreement (including the Mergers), to vote, consent or approve all of Color Up’s Company shares held at such time in favor thereof, (v) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement), (vi) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Color Up Support Agreement, the Merger Agreement, or the Mergers, and (vii) in favor of any proposal to amend the Third Amended and Restated Limited Partnership Agreement of Mobile Infra Operating Partnership, L.P. as contemplated by the Merger Agreement (the “A&R LPA”). Color Up Support Agreement also contains customary termination provisions.

A copy of the Color Up Support Agreement is filed with this Statement as Exhibit 2 and is incorporated herein by reference. The foregoing description of the Color Up Support Agreement is not complete and is qualified in its entirety by reference to the Color Up Support Agreement filed herewith, which is incorporated by reference herein.

PIPE Investment (Private Placement)

Concurrently with the execution of the Merger Agreement, FWAC entered into a subscription agreement (the “Subscription Agreement”) with Harvest Small Cap Partners, L.P., a Delaware limited partnership (“HSCP”), an entity affiliated with Mr. Osher, pursuant to which, among other things, HSCP has agreed to subscribe for and purchase, and FWAC has agreed to issue and sell to HSCP an aggregate of 1,200,000 Surviving Pubco Shares for a

4

purchase price of $10.00 per 1.2 shares, on the terms and subject to the conditions set forth therein (the “Initial PIPE Investment”). The Subscription Agreement contains customary representations and warranties of FWAC, on the one hand, and HSCP, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. Surviving Pubco Shares to be issued and sold to HSCP pursuant to the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreement provides HSCP with certain customary registration rights. The Subscription Agreement further provides that one-sixth of the Surviving Pubco Shares issued to the PIPE Investors (as defined in the Merger Agreement) will be subject to certain transfer restrictions.

A copy of the form of Subscription Agreement is filed with this Statement as Exhibit 3 and is incorporated herein by reference. The foregoing description of the Subscription Agreement is not complete and is qualified in its entirety by reference to the form of Subscription Agreement filed herewith, which is incorporated by reference herein.

Agreements Related to the Reporting Persons’ OP Units

HS3 Support Agreement

Concurrently with the execution of the Merger Agreement, FWAC and HSCP Strategic III, L.P., a Delaware limited partnership (“HS3”), entered into an agreement (the “HS3 Support Agreement”) pursuant to which HS3 agreed to enter into the A&R LPA. HS3 Support Agreement also contains customary termination provisions.

A copy of the HS3 Support Agreement is filed with this Statement as Exhibit 4 and is incorporated herein by reference. The foregoing description of the HS3 Support Agreement is not complete and is qualified in its entirety by reference to the HS3 Support Agreement filed herewith, which is incorporated by reference herein.

Amendments to Employment Agreements & LTIP Units of Chavez and Hogue

On December 13, 2022, the Company entered into a Second Amendment to the Employment Agreements (collectively, the “Second Amendments”) among the Company, Mobile Infra Operating Partnership, L.P. (the “Operating Partnership”) and each of Mr. Chavez and Ms. Hogue (the “Employment Agreements”). Pursuant to the terms of the Second Amendments, among other things, each of Mr. Chavez and Ms. Hogue acknowledged that: (i) the 170,213 and 102,128 LTIP Units of the Operating Partnership, respectively, previously granted to Mr. Chavez and Ms. Hogue, will vest in full only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements) prior to August 25, 2024, provided that the executive remains continuously employed with the Company, the Operating Partnership or an affiliate through the one year anniversary of the Liquidity Event, unless the executive is terminated by the Company, the Operating Partnership or such affiliate without Cause (as defined in the Employment Agreements) or resigns for Good Reason (as defined in the Employment Agreements) within one hundred and eighty (180) days of a Liquidity Event

5

or one year after the Liquidity Event; and (ii) the Mergers will not constitute a Change in Control (as defined in the Employment Agreements).

A copy of each of the Second Amendments is filed with this Statement as Exhibit 5 and 6 and are incorporated herein by reference. The foregoing description of each of the Second Amendments is not complete and is qualified in its entirety by reference to each Second Amendment filed herewith.

Also on December 13, 2022, each of Mr. Chavez and Ms. Hogue entered into a First Amendment to LTIP Unit Agreement (the “First LTIP Amendment”), pursuant to which the 170,213 and 102,128 LTIP Units of the Operating Partnership, respectively, previously granted to Mr. Chavez and Ms. Hogue, respectively, will vest in full only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements) prior to August 25, 2024, provided that the executive remains continuously employed with the Company, the Operating Partnership or an affiliate through the one year anniversary of the Liquidity Event, unless the executive is terminated by the Company, the Operating Partnership or such affiliate without Cause (as defined in the Employment Agreements) or resigns for Good Reason (as defined in the Employment Agreements) within one hundred and eighty (180) days of a Liquidity Event or one year after the Liquidity Event.

A copy of each of the First LTIP Amendments is filed with this Statement as Exhibit 7 and Exhibit 8 and are incorporated herein by reference. The foregoing description of each of the First LTIP Amendments is not complete and is qualified in its entirety by reference to each Second Amendment filed herewith.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of certain agreements entered into by the Color Up, HS3, Chavez, Hogue, Osher, HSCP and such other parties party thereto and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Statement, and incorporated herein by reference.

Except as set forth in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.             Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
1

Form of Seller Lock-up Agreement, by and among Fifth Wall Acquisition Corp. III, Mobile Infrastructure Corporation and certain security holders of Mobile Infrastructure Corporation (Incorporated by reference as Exhibit 10.2 filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2022)

2

Support Agreement, dated as of December 13, 2022, by and between Fifth Wall Acquisition Corp. III and Color Up, LLC (Incorporated by reference as Exhibit 99.3 filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2022)

3

Form of Subscription Agreement (Incorporated by reference as Exhibit 99.5 filed by Mobile Infrastructure Corporation in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 14, 2022).

4

Support Agreement, dated as of December 13, 2022, by and between Fifth Wall Acquisition Corp. III and HSCP Strategic III, L.P. (Incorporated by reference as Exhibit 99.4 filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2022).

5

Second Amendment to Employment Agreement, dated as of December 13, 2022, among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and Manuel Chavez (Incorporated by reference as Exhibit 10.4 filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 14, 2022).

6

Second Amendment to Employment Agreement, dated as of December 13, 2022, among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and Stephanie Hogue (Incorporated by reference as Exhibit 10.5 filed by Mobile Infrastructure Corporation in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on December 14, 2022).

7

First Amendment to LTIP Unit Agreement, dated as of December 13, 2022, among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and Manuel Chavez (Incorporated by reference as Exhibit 10.5 filed by Mobile Infrastructure Corporation in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on December 14, 2022).

8

First Amendment to LTIP Unit Agreement, dated as of December 13, 2022, among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and Stephanie Hogue (Incorporated by reference as Exhibit 10.5 filed by Mobile Infrastructure Corporation in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on December 14, 2022).

9	Joint Filing Agreement (incorporated by reference from the Statement filed on September 2, 2021)
10	Power of Attorney (incorporated by reference from the Statement filed on September 2, 2021)
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2022

Color Up, LLC

By: /s/ Manuel Chavez

Name: Manuel Chavez, III

Title:   Chief Executive Officer

/s/ Manuel Chavez

Manuel Chavez, III

/s/ Stephanie Hogue

Stephanie Hogue

/s/ Jeffrey Osher

Jeffrey Osher

HSCP Strategic III, L.P.,

a Delaware limited partnership

by: Harvest Small Cap Partners GP, LLC

By: /s/ Jeffrey Osher

Name: Jeffrey Osher

Title: Managing Member